                                                -------------------------------
                                                         QMB APPROVAL
                                                -------------------------------
                                                QMB Number:           3235-0145
                                                Expires:       October 31, 1994
                                                Estimated average burden hours
                                                per form . . . . . . . . .14.90
                                                -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               SWING-N-SLIDE CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    870775103
                                 (CUSIP Number)


                           MORGAN, LEWIS & BOCKIUS LLP
CHRISTOPHER HILBERT, ESQ.   101 PARK AVENUE, NEW YORK NY 10178   (212) 309-6830
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 28, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 870775103                                          Page 2 of 31 Pages

1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rohit Mojilal Desai
                  ###-##-####


2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) /X/

3                 SEC USE ONLY


4                 SOURCE OF FUNDS*

                  AF


5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            / /


6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA


                             7          SOLE VOTING POWER
         NUMBER OF
                                                 0
          SHARES

       BENEFICIALLY          8          SHARED VOTING POWER

         OWNED BY                       1,710,224 shares

           EACH
                             9          SOLE DISPOSITIVE POWER
         REPORTING
                                                 0
          PERSON

           WITH              10         SHARED DISPOSITIVE POWER

                                        1,710,224 shares


11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,710,224 shares


12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /


13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.79%


14                TYPE OF REPORTING PERSON*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

CUSIP NO. 870775103                                          Page 3 of 31 Pages

1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Equity-Linked Investors-II
                  13-3427026


2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) /X/

3                 SEC USE ONLY


4                 SOURCE OF FUNDS*

                  WC


5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            / /


6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York


                             7          SOLE VOTING POWER
         NUMBER OF
                                                 0
          SHARES

       BENEFICIALLY          8          SHARED VOTING POWER

         OWNED BY                       1,710,224 shares

           EACH
                             9          SOLE DISPOSITIVE POWER
         REPORTING
                                                 0
          PERSON

           WITH              10         SHARED DISPOSITIVE POWER

                                        1,710,224 shares


11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,710,224 shares


12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /


13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.79%


14                TYPE OF REPORTING PERSON*

                  IV, PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

CUSIP NO. 870775103                                          Page 4 of 31 Pages

1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Desai Capital Management Incorporated
                  13-3229933


2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) /X/

3                 SEC USE ONLY


4                 SOURCE OF FUNDS*

                  AF


5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            / /


6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York


                             7          SOLE VOTING POWER
         NUMBER OF
                                                 0
          SHARES

       BENEFICIALLY          8          SHARED VOTING POWER

         OWNED BY                       1,710,224 shares

           EACH
                             9          SOLE DISPOSITIVE POWER
         REPORTING
                                                 0
          PERSON

           WITH              10         SHARED DISPOSITIVE POWER

                                        1,710,224 shares


11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,710,224 shares


12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /


13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.79%


14                TYPE OF REPORTING PERSON*

                  IA, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

CUSIP NO. 870775103                                          Page 5 of 31 Pages

1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rohit M. Desai Associates-II
                  13-3426754


2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) /X/

3                 SEC USE ONLY


4                 SOURCE OF FUNDS*

                  AF


5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            / /


6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York


                             7          SOLE VOTING POWER
         NUMBER OF
                                                 0
          SHARES

       BENEFICIALLY          8          SHARED VOTING POWER

         OWNED BY                       1,710,224 shares

           EACH
                             9          SOLE DISPOSITIVE POWER
         REPORTING
                                                 0
          PERSON

           WITH              10         SHARED DISPOSITIVE POWER

                                        1,710,224 shares


11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,710,224 shares


12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           / /


13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.79%


14                TYPE OF REPORTING PERSON*

                  --


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

CUSIP NO. 870775103                                                Page 6 of 31


                  This Amendment No. 1 to Schedule 13D dated May    , 1996 is
filed by Equity-Linked Investors-II ("ELI-II"), Rohit M. Desai Associates-II ("RMDA-II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai.


Item 1. Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value, of Swing-N-Slide Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1212 Barberry Drive, Janesville, Wisconsin 53545.


Item 2. Identity and Background.

                  This Statement is filed by Equity-Linked Investors-II ("ELI-II"), Rohit M. Desai Associates-II ("RMDA-II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai, each of whom may be deemed to be the beneficial owners of securities beneficially owned by ELI-II.

                  ELI-II is a New York limited partnership whose principal business is investing in a portfolio of debt and equity securities.

                  RMDA-II is a New York general partnership and is the general partner of ELI-II. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-II are Rohit M. Desai, Katharine
B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

                  DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI acts as investment adviser to ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Frank J. Pados, Damon H. Ball, Thomas P. Larsen, Timothy R. Kelleher, Tom W. Perlmutter, Kathy T. Abramson and Catherine K. Janson (collectively, the "DCMI Persons" and from time to time each individually referred to as a "DCMI Person") are officers of DCMI.

CUSIP NO. 870775103                                                Page 7 of 31


                  The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, New York 10022.

                  The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius LLP. The present principal occupation and employment of Frank J. Pados, who is a United States citizen, is as executive vice president of DCMI. The present principal occupation and employment of Damon
H. Ball, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Daniel G. Pine, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Tom
W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Kathy T. Abramson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Catherine K. Janson, who is a United States citizen, is as vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

                  During the last five years neither ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust nor any of the DCMI Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any of the DCMI Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 870775103                                                Page 8 of 31


Item 3. Source and Amount of Funds or Other Consideration.

                  Pursuant to the terms of the Operating Agreement dated February 15, 1996 among ELI-II and the other Members (as such term is defined therein) named therein, as amended (the "Operating Agreement"), on February 15, 1996, ELI-II purchased 11,000 Units (as such term is defined in the Operating Agreement) of GreenGrass Capital LLC, a Delaware limited liability company ("GreenGrass Capital"). GreenGrass Capital is a general partner of GreenGrass Holdings, a Delaware general partnership ("GreenGrass Holdings").

                  In making these purchases, ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio.

                  Pursuant to the terms of the Transaction Agreement between the Company and GreenGrass Holdings dated January 4, 1996 (the "Transaction Agreement), GreenGrass Holdings made the following purchases of the Company's securities:

         (a) On February 15, 1996, GreenGrass Holdings completed a cash tender offer for 3,510,000 shares of the Common Stock at a price of $6.50 per share, and

         (b) On February 15, 1996, GreenGrass Holdings purchased $4,300,000 principal amount of the Company's 10% Convertible Debentures (the "Debentures").

         (c) On April 26, 1996, GreenGrass Holdings purchased at par $700,000 principal amount of Debentures.

                  Each of GreenGrass Holdings and GreenGrass Capital is a newly-organized entity formed for the purpose of making the cash tender offer for the Company's Common Stock described above and effecting the other transactions contemplated by the Transaction Agreement.


Item 4. Purpose of Transaction.

                  ELI-II has acquired its interest in GreenGrass Capital in the ordinary course of its business solely for investment purposes.

                  ELI-II and the other Members listed therein are parties to the Operating Agreement pursuant to which ELI-II purchased its

CUSIP NO. 870775103                                                Page 9 of 31


interest in GreenGrass Capital. The Operating Agreement provides, among other terms, that there will be three managers of GreenGrass Capital, one of whom is to be ELI-II. The Operating Agreement also provides that, under certain circumstances, (i) if the holders of equity units in GreenGrass Capital representing indirectly a majority of the Common Stock of the Company sell their equity units to a third party, all holders must agree to sell their units on the same terms and conditions and (ii) if holders of equity units in GreenGrass Capital representing indirectly 5% or more of the Common Stock of the Company sell their equity units to a third party, all other holders will be afforded the opportunity to join such sale on the same terms and conditions. In connection with a permitted sale of equity units in GreenGrass Capital, in lieu of selling units, holders may require GreenGrass Capital to redeem their units in exchange for shares of the Company's Common Stock owned by GreenGrass Holdings. Pursuant to the Operating Agreement, GreenGrass Capital has also assigned to ELI-II one demand registration right for the shares of the Company's Common Stock held by GreenGrass Capital. ELI-II is also entitled to certain piggyback registration rights pursuant to the Operating Agreement.

                  Pursuant to the terms of the Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and the Company (the "Transaction Agreement"), GreenGrass Holdings has the right to designate five members to the board of directors of the Company. Pursuant to the Operating Agreement, GreenGrass Capital has agreed that one of such designees shall be designated by ELI- II. Pursuant thereto, Timothy R. Kelleher has been so designated by ELI-II, and made a member of the board of directors of the Company.

                  Except as described above and as may be provided in the Operating Agreement, neither ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any DCMI Person has any plans or proposals (other than as may be provided in the agreements described above) which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except that ELI-II may from time to time and in furtherance of its investment programs, effect a sale of its interest in GreenGrass Capital and/or the securities of the Company indirectly affected thereby;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP NO. 870775103                                               Page 10 of 31


                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company (except as may be provided in the Company's charter or by-laws), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) any change in the Company's charter or by-laws;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to those enumerated above.


Item 5. Interest in Securities of the Issuer.

                  ELI-II directly owns 11,000 equity units of GreenGrass Capital, which represents approximately 39.4% of the outstanding equity units of GreenGrass Capital.

                  GreenGrass Capital owns approximately 97.4% of the total capital of GreenGrass Holdings.

                  GreenGrass Holdings owns directly:

                           (a)      $5,000,000 principal amount of the
                                    Debentures, and

                           (b)      3,510,000 shares of Common Stock of the
                                    Company.

As a result of such holdings, ELI-II could be deemed to indirectly beneficially own approximately 1,710,224 shares of the

CUSIP NO. 870775103                                               Page 11 of 31


Company's Common Stock, subject to adjustment, which would constitute approximately 26.79% of the outstanding shares of the Company's Common Stock.

                  As of such date, each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner, for purposes of this Schedule 13D, of ELI-II's interest in GreenGrass Capital and indirectly such 1,710,224 shares of the Company's Common Stock, which would constitute beneficial ownership of approximately 26.79% of the outstanding shares of the Company's Common Stock.

                  The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any equity units of GreenGrass Capital held by ELI-II (or any securities of the Company that may be obtained by ELI-II in respect thereof) is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI- II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI. Rohit M. Desai is the managing general partner of RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-II and a trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-II. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Frank J. Pados is executive vice president of DCMI. Damon H. Ball, Thomas P. Larsen and Daniel G. Pine are senior vice presidents of DCMI. Timothy R. Kelleher, Tom W. Perlmutter, Kathy T. Abramson and Catherine K. Janson are vice presidents of DCMI.

                  Accordingly for purposes of Schedule 13D, ELI-II, RMDA- II, DCMI and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to beneficially own the securities of the Company held by GreenGrass Holdings.

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-II, the Rohit M. Desai Family Trust, and each of the DCMI Persons hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-II is the beneficial owner of any securities covered by this Statement.

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

CUSIP NO. 870775103                                               Page 12 of 31


                  During the sixty days preceding the filing of this Schedule, no transactions in the class of securities reported were effected by any persons reporting on this Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any DCMI Person is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company other than (i) the Operating Agreement and (ii) the Investment Agreement dated as of February 15, 1996 among GreenGrass Capital, ELI-II and the other Investors named therein (the "Investment Agreement") which sets forth certain rights and obligations of the parties thereto with respect to their investment in GreenGrass Capital.

                  ELI-II and the other Members listed therein are parties to the Operating Agreement pursuant to which ELI-II purchased its interest in GreenGrass Capital. The Operating Agreement provides, among other terms, that there will be three managers of GreenGrass Capital, one of whom is to be ELI-II. The Operating Agreement also provides that, under certain circumstances, (i) if the holders of equity units in GreenGrass Capital representing indirectly a majority of the Common Stock of the Company sell their equity units to a third party, all holders must agree to sell their units on the same terms and conditions and (ii) if holders of equity units in GreenGrass Capital representing indirectly 5% or more of the Common Stock of the Company sell their equity units to a third party, all other holders will be afforded the opportunity to join such sale on the same terms and conditions. In connection with a permitted sale of equity units in GreenGrass Capital, in lieu of selling units, holders may require GreenGrass Capital to redeem their units in exchange for shares of the Company's Common Stock owned by GreenGrass Holdings. Pursuant to the Operating Agreement, GreenGrass Capital has also assigned to ELI-II one demand registration right for the shares of the Company's Common Stock held by GreenGrass Capital. ELI-II is also entitled to certain piggyback registration rights pursuant to the Operating Agreement.

                  Pursuant to the terms of the Transaction Agreement, GreenGrass Holdings has the right to designate five members to the board of directors of the Company. Pursuant to the Operating Agreement, GreenGrass Capital has agreed that one of such designees shall be designated by ELI-II. Pursuant thereto,

CUSIP NO. 870775103                                               Page 13 of 31


Timothy R. Kelleher has been so designated by ELI-II, and made a member of the board of directors of the Company.

                  ELI-II has contracted with DCMI for DCMI to provide investment advisory and other services to ELI-II. Pursuant to its investment and advisory contract, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-II. For its services under this investment and advisory agreement DCMI receives a management fee from ELI-II generally based on the value of its portfolio.


Item 7. Material to be Filed as Exhibits.

                  1. Joint Filing Agreement regarding the filing of this Statement.

                  2. Investment and Advisory Agreement between ELI-II and DCMI.

                  3. Operating Agreement, dated February 15, 1996 among GreenGrass Capital, ELI-II and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-13 to the
Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11, 1996.

                  4. Investment Agreement, dated February 15, 1996 among GreenGrass Capital, ELI-II and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-12 to the
Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11, 1996.

CUSIP NO. 870775103                                               Page 14 of 31


                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement, is true, complete and correct.

Date: May   , 1996                EQUITY-LINKED INVESTORS-II
                                  By Rohit M. Desai Associates-II
                                    General Partner


                                  By /s/ Frank J. Pados, Jr.
                                     ------------------------------------------
                                     Frank J. Pados, Jr.
                                     Attorney-in-fact for
                                     Rohit M. Desai
                                     Managing General Partner


                                  ROHIT M. DESAI ASSOCIATES-II

                                  By /s/ Frank J. Pados, Jr.
                                     ------------------------------------------
                                     Frank J. Pados, Jr.
                                     Attorney-in-fact for
                                     Rohit M. Desai
                                     Managing General Partner


                                  DESAI CAPITAL MANAGEMENT
                                    INCORPORATED


                                  By /s/ Frank J. Pados, Jr.
                                     ------------------------------------------
                                     Frank J. Pados, Jr.
                                     Attorney-in-fact for
                                     Rohit M. Desai, President



                                  /s/ Frank J. Pados, Jr.
                                  ---------------------------------------------
                                  Frank J. Pados, Jr.
                                  Attorney-in-fact for
                                  Rohit M. Desai

                               EXHIBIT INDEX


      Exhibit No.                Description
      ----------                 -----------

         1. Joint Filing Agreement regarding the filing of this Statement.

         2. Investment and Advisory Agreement between ELI-II and DCMI.

         3. Operating Agreement, dated February 15, 1996 among GreenGrass Capital, ELI-II and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-13 to the Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11,1996.

         4. Investment Agreement, dated February 15, 1996 among GreenGrass Capital, ELI-II and the other Members listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit C-12 to the Schedule 14D-1, as amended, filed by GreenGrass Holdings, GreenGrass Capital and GreenGrass Management LLC on January 11,1996.